UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

________________________

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México Announces the Maturity and Repayment in Full of its U.S.$1.0 Billion 4.125% Senior Notes due 2022”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 9, 2022

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THE MATURITY AND REPAYMENT IN FULL OF ITS U.S.$1.0 BILLION 4.125% SENIOR NOTES DUE 2022

Mexico City, Mexico, November 9, 2022 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander Mexico” or the “Bank”), announced today that it has fully repaid its U.S.$1.0 billion 4.125% senior notes, which matured on November 9, 2022 (the “Notes”).

The Notes were denominated in U.S. Dollars and were originally offered: (i) to qualified institutional buyers, pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (ii) outside of the United States to non-US persons, pursuant to Regulation S under the Securities Act.

This material fact announcement is required to be made under Mexican law and does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in the United States, Mexico or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to approval, registration or qualification under the securities laws of the United States, Mexico or any other jurisdiction.

ABOUT BANCO SANTANDER MéXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2022, Banco Santander México had total assets of Ps.1,932 billion under Mexican Banking GAAP and more than 20.8 million customers. Headquartered in Mexico City, the Bank operates 1,344 branches and offices nationwide and has a total of 26,069 employees.

Investor Relations Contact

Héctor Chávez López - Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México